NYSE

16020229

Martha Reddinr
Associate Ger
Assistant Se

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Martha.Redding

CONFIDENTIAL TREATMENT REQUEST

RECEIVED
JUL 01 2016
OFFICE OF THE SECRETARY

VIA FEDEX

June 30, 2016

Brent J. Fields
Secretary
Office of the Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Application Requesting Confidential Treatment for Certain Documents Produced to the United States Securities and Exchange Commission by NYSE in Connection with its Amendment to Form 1

Dear Mr. Fields:

The purpose of this letter is to request confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 for certain documents submitted pursuant to Rule 6a-2, addressed to the Division of Market Regulation, Office of Market Supervision, United States Securities and Exchange Commission ("SEC" or the "Commission"), and signed by Martha Redding, Associate General Counsel, NYSE.

Description	Bates Nos.	Date Produced
Exhibit D of NYSE's Amendment to Form 1 containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE, dated June 30, 2016 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule	NYSEONE-16-000011–NYSEONE-16-000133	June 30, 2016

Description	Bates Nos.	Date Produced
6a-2 under the Securities Exchange Act of 1934.		
Exhibit D of NYSE MKT's Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE MKT, dated June 30, 2016 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	NYSEMKTONE-16-000011–NYSEMKTONE-16-000133	June 30, 2016
Exhibit D of NYSE Arca's Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE Arca, dated June 30, 2016 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	ARCAONE-16-000011–ARCAONE-16-000133	June 30, 2016

The above-referenced Bates stamped documents ("Confidential Material") are deemed by Intercontinental Exchange, on behalf of the NYSE Holdings, LLC, New York Stock Exchange LLC, NYSE MKT LLC, and NYSE Arca, Inc. (collectively, the "Exchanges"), to be highly confidential in their entirety and confidentiality therefore is being requested under the Freedom of Information Act, 5 U.S.C. 552, the Commission's rules and regulations thereunder (e.g., 17 C.F.R. 200.83(c)) and other applicable statutes or regulations. We request that the Confidential Material be kept confidential for a minimum of 3 years from the date of submission (until June 30, 2019) to ensure that the information is considered sufficiently stale and therefore could not create competitive harm, disadvantage the Exchanges, or be misconstrued to the detriment of the Exchanges and/or public. Because these Confidential Materials constitute financial information which are privileged or confidential, they are subject to the exemption from mandatory disclosure under Exemption 4 of the FOIA, 5 U.S.C. § 552(b)(4) (1976).

Section 552(b)(4) of the FOIA exempts from the disclosure requirements of the FOIA "trade secrets and commercial or financial information obtained from a person and privileged or confidential". The FOIA contains no definition of "privileged" or "confidential". In Gulf & Western Industries, Inc. v. U.S., 615 F.2d 527 (D.C. Cir. 1979), the Court of Appeals concluded that information is confidential for purposes of the FOIA if (i) it is not of the type normally released to the public by the submitter and (ii) the information is of the type that would cause substantial competitive harm if released. There is no requirement that "competitive harm" be established by a showing of actual competitive harm. Rather, "actual competition and the likelihood of substantial competitive injury is all that needs to be shown." Gulf & Western Indus., Inc. v. U.S., 615 F.2d at 530. Thus, in National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), the Court of Appeals concluded that the disclosure of certain financial information, including costs and price-related items, was likely to cause substantial harm to the disclosing party's competitive position. Such disclosure, if required, would provide competitors with valuable information relating to the operational strengths and weaknesses of the disclosing company. Such competitive harm may result from the use of such information either by direct competitors or by persons with whom one is negotiating. See American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 868 n.13 (2d Cir.1978). It is also clear that the exemption was intended to prevent the fundamental unfairness that can result from one side having confidential information about the other in a business context. Cf. National Parks, supra, at 678 n.18.

Further, the information set forth in the Confidential Material has been provided to the Commission in connection with the Exchanges requirements under 17 CFR 240.6a-2. This information is not of a type customarily made available by the Exchanges to the public. Consequently, the disclosure of the information holds the potential for significant competitive harm to the Exchanges. Additionally, the Confidential Materials are not necessary for the protection of investors as the entities for which the financial information has been omitted are not public companies, and do not hold assets of investors.

For all the foregoing reasons, the Exchanges requests that the Commission determine to protect the confidentiality of the Confidential Material and the information contained therein.

We consent to the release of the Confidential Material for official purposes to any member of the Commission, its staff, other government agencies, offices or bodies, or Congress.

Should the Commission receive any request for these documents from any third party not a member of the Commission, its staff, other government agencies, offices or bodies, or Congress, either pursuant to the Freedom of Information Act or otherwise, we request that we are given an opportunity to object to such disclosure. Furthermore, should the Commission be inclined to disclose these documents to any third party that is not a member of the Commission, its staff, other government agencies, offices or bodies, or Congress, we request that, in accordance with normal Commission practice, the Commission will provide ten business days' advance notice of any such decision. See, e.g., Chrysler Corp. v. Brown, 441 U.S. 281 (1979).

In that event, we request that the Commission immediately telephone and provide a written copy of such notice to Martha Redding, Associate General Counsel, New York Stock Exchange, 11 Wall Street, 19th Floor, New York, New York 10005, (212) 656-2938, martha.redding@theice.com, so that further substantiation of this confidentiality request may be submitted.

Sincerely,

Cc via email, without enclosure:

Christopher Grobbel
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Daily Log

Received Dt	Package Name	Package Description	Pickup Date	Name	Signature
7/1/2016	Aprecia Pharmaceuticals Company - OS5031	Confidential Treatment			
7/1/2016	Concho Resources, Inc. - OS5030	Confidential Treatment			
7/1/2016	Fairway Energy, LP - OS5029	Exhibit 10.2 - 10.7			
7/1/2016	Icagen, Inc. - OS5032	Exhibit 10.1			
7/1/2016	Morningstar Credit Ratings LLC - OS5035	Confidential Treatment (Form NRSRO) (spoke to Kevin O'Neill and he said to send this by interoffice mail)			
7/1/2016	NYSE - OS5034	Confidential Treatment in connection with its Amendment to Form 1 (sent email to see if C. Grobbel wants this sent via interoffice mail or picked up)			
7/1/2016	Talen Energy Corporation - OS5033	Confidential TreatmentSchedule 13E-3			

The following information was submitted with a request that the Securities and Exchange Commission grant confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934 ("Exchange Act") for certain information contained in Exhibit D of amendments to Form 1, which were filed pursuant to Rule 6a-2 under the Exchange Act. The Securities and Exchange Commission denied the request for confidential treatment. See Securities Exchange Act Release No. 83760 (August 1, 2018) (Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc. and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act). See also Securities Exchange Act Release No. 84497 (October 29, 2018) (Order Lifting the Automatic Stay of the Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act).

ice TRADE THE WORLD

Clearing Corporation for Options and Securities (dormant)
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Commodity Exchange Center (dormant)
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		1
Total member equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,809
Restricted cash		36
Accounts receivable, net of allowance		1,874
Prepaid expenses and other current assets		315
Current income tax receivable		1,651
Current assets		7,685
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		25,752
Accumulated depreciation		(18,962)
Property and equipment, net		6,790
OTHER NON-CURRENT ASSETS:		
Goodwill		359,425
Other intangibles, net		61,414
Other noncurrent assets		150
Restricted cash long term		344
Other non-current assets		421,333
Assets		435,808
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		332
Accrued salaries and benefits		2,904
Deferred Revenue		1,035
Other current liabilities		36
Due to affiliates, net		450,660
Current liabilities		454,967
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		20,637
Other noncurrent liabilities		64
Non-current liabilities		20,701
Liabilities		475,668
EQUITY:		
Additional paid-in capital		18,567
Contributed capital		410,698
Retained deficit		(470,818)
Accumulated other comprehensive income		1,693
Equity		(39,860)
Total liabilities and equity	$	435,808

ICE TRADE THE WORLD™

CREDITEX GROUP INC.
STATEMENT OF INCOME
Year Ended December 31, 2015
(Unaudited)
(In thousands)

Transaction fees, net	$	1,118
Other revenue		1,479
Affiliate revenue		1,106
Total revenue		3,703
Compensation and benefits		14,222
Professional services		681
Technology and communications		1,032
Rent and other occupancy		1,655
Selling, general & administration		584
Amortization & depreciation expense		22,570
Service & license fees to affiliate		11,701
Operating expenses		52,445
Operating loss		(48,742)
Interest income		1
Interest expense to affiliates		139
Other expense, net		(144)
Other expense, net		(4)
Pre-tax net loss		(48,746)
Income tax benefit		(11,800)
Net loss	$	(36,946)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD®

Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Member equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

CREDITEX LLC
BALANCE SHEET
As of December 31, 2015
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	590
Accounts receivable, net of allowance		3,054
Due from affiliates, net		478,819
Assets	$	482,463
EQUITY:		
Contributed capital	$	90,241
Retained earnings		392,222
Equity	$	482,463

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

CREDITEX LLC
STATEMENT OF INCOME
Year Ended December 31, 2015
(Unaudited)
(In thousands)

Transaction fees, net	$	23,754
Total revenue		23,754
Selling, general & administration		92
Service & license fees to affiliate		178
Operating expenses		270
Operating income		23,484
Other expense, net		(166)
Pre-tax net income		23,318
Net income	$	23,318

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

CREDITEX SECURITIES CORP
BALANCE SHEET
As of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	5,226
Restricted cash		300
Accounts receivable, net of allowance		1,570
Deferred tax assets - current		-
Income tax receivable		110
Prepaid expenses and other current assets		180
Current assets		7,386
OTHER NON-CURRENT ASSETS:		
Deferred tax asset - non-current		268
Other non-current assets		250
Other non-current assets		518
Assets		7,904
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		65
Accrued salaries and benefits		332
Due to affiliates		709
Current liabilities		1,106
NON-CURRENT LIABILITIES:		
Other non-current liabilities		250
Non-current liabilities		250
EQUITY:		
Retained earnings		4,258
Contributed capital		2,290
Equity		6,548
Total liabilities and equity	$	7,904

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

CREDITEX SECURITIES CORP
STATEMENT OF INCOME
Year Ended December 31, 2015
(Unaudited)
(In thousands)

Transaction fees, net	$	13,057
Total revenue		13,057
Compensation and benefits		2,780
Professional services		321
Technology and communication		287
Rent and occupancy		332
Selling, general & administration		94
Service & license fees to affiliates		9,269
Operating expenses		13,083
Operating loss		(26)
Interest expense		(7)
Other income, net		3
Other expense		(4)
Pre-tax net loss		(30)
Income tax expense		10
Net loss	$	(40)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2015
(Unaudited)
(In thousands)

OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	898
Investment in affiliates		4,178
Other noncurrent assets		5,076
Assets	$	5,076
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Income taxes payable	$	81
Due to affiliates, net		6,046
Current liabilities		6,127
EQUITY:		
Retained deficit		(1,907)
Accumulated other comprehensive income		856
Equity		(1,051)
Total liabilities and equity	$	5,076

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2015
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax benefit		(316)
Net income	$	316

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD®

eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE 4165 LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

ice TRADE THE WORLD

ICE 5660 LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	462
Current assets		462
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		115,347
Accumulated depreciation		(9,764)
Property and equipment, net		105,583
OTHER NON-CURRENT ASSETS		
Other non-current assets		117
Other non-current assets		117
Total assets	$	106,162
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	88
Due to affiliate		80,846
Current liabilities		80,952
NON-CURRENT LIABILITIES:		
Other non-current liabilities		35
Non-current liabilities		35
Total liabilities		**80,987**
EQUITY:		
Contributed capital		37,776
Retained deficit		(12,601)
Equity		**25,175**
Total liabilities and equity	$	106,162

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE 5660 LLC
Income Statement
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Total Revenue		0
OPERATING EXPENSES:		
Rent and other occupancy		1,713
Selling, general and administrative		409
Amortization and depreciation expense		5,703
Operating expenses		**7,825**
Net loss	**$**	**(7,825)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	22,617
Cash - clearing member deposits		15,761,827
Accounts receivable, net of allowance		4,732
Deferred tax assets - current		90
Restricted Cash		46,489
Prepaid expenses and other current assets		1,968
Due from affiliates, net		0
Current Assets		15,837,724
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		21,370
Accumulated depreciation		(13,626)
Property and equipment, net		7,744
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	15,895,468
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	6,108
Accrued salaries and benefits		3,280
Intercompany		10,443
Margin deposits and guaranty funds		15,761,827
Current income taxes payable		644
Deferred revenue		2,867
Current liabilities		15,785,168
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		
Noncurrent liabilities		0
Liabilities		15,785,168
EQUITY:		
Contributed capital		65,132
Retained earnings		45,168
Total equity		110,300
Total liabilities and equity	$	15,895,468

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	74,990
Other revenue		7,252
Affiliate revenue		6,989
Total Revenue		89,231
Expenses:		
Compensation and benefits		14,201
Professional services		999
Technology and communication		3,056
Rent and occupancy		742
Selling, general and administrative		1,331
Depreciation and amortization		4,509
Service and license fees to affiliates		35,847
Operating Expenses		60,685
Operating Income		28,546
Other expense, net		(715)
Pre-Tax Net Income		27,831
Income tax expense		1,555
Net Income	$	26,276

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	14,179
Margin deposits and guaranty funds		4,192,487
Restricted Cash		61,050
Accounts receivable, net of allowance		26,431
Prepaid expenses and other current assets		269
Current income tax receivable		2
Current assets		4,294,418
Other non-current assets:		
Restricted cash		50,000
Deferred tax asset - noncurrent		2,838
Other non-current assets		52,838
Total assets	$	4,347,256
Current liabilities:		
Accounts payable and accrued liabilities	$	1,487
Accrued salaries and benefits		2,132
Margin deposits and guaranty funds		4,192,487
Due to affiliates, net		8,321
Income taxes liability		15,049
Current liabilities		4,219,476
Total liabilities		4,219,476
Equity:		
Contributed capital		50,000
Retained earnings		77,780
Total equity		127,780
Total liabilities and equity	$	4,347,256

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Clear U.S. Inc.
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	253,550
Other revenues		13,769
Service and license fees for affiliates		799
Total revenues		268,118
Expenses:		
Compensation and benefits		11,965
Professional services		1,997
Technology and communication		108
Rent and occupancy		1,069
Selling, general and adminstrative		1,595
Depreciation and amortization		15,312
Service and license fees to affiliates		49,775
Operating expenses		81,821
Operating income		186,297
Other expenses, net		(3,650)
Interest expense to affiliates		(107)
Other expense, net		(3,757)
Pre-tax net income		182,540
Income tax expense		73,362
Net income	$	109,178

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS		
Cash and cash Equivalents		
Prepaid expenses and Other Current Assets	$	19
		19
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		6,857
Accumulated depreciation		(4,398)
Property and equipment net		2,459
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other intangibles, net		33
Other noncurrent assets		19
Other noncurrent assets		4,828
Total assets	**$**	**7,306**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	29
Accrued salaries and benefits		449
Due to affiliate		14,822
Current liabilities		15,301
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		6
Noncurrent liabilities		6
Total liabilities		**15,307**
EQUITY:		
Contributed capital		7,757
Retained deficit		(15,758)
Equity		**(8,001)**
Total liabilities and equity	**$**	**7,306**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of n recurring adjustments) necessary to fairly present our financial position and results of operations for the period presente Certain information normally included in financial statements prepared in accordance with accounting principles generall accepted in the United States of America have been condensed or omitted. These financial statements do not include inc taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audi financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include al the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Secu and Exchange Commission.

ice TRADE THE WORLD

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2015
(Unaudited)
(In thousands)

REVENUES:	
Transaction fees, net	$ -
Operating revenues	-
OPERATING EXPENSES:	
Compensation and benefits	1,576
Professional services	178
Rent and other occupancy	227
Technology	89
Selling, general & administration	40
Amortization & depreciation expense	1,937
Service & license fees to affiliates	283
Operating expenses	**4,328**
Net loss	**$ (4,328)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ice TRADE THE WORLD

ICE Data LP
Balance Sheet
As Of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	2,970
Deferred tax assets - current		1
Due from affiliates		70,725
Current Assets		73,695
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		21
Accumulated depreciation		(21)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Deferred tax asset - noncurrent		210
Other noncurrent assets		210
Total assets	**$**	**73,906**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		(18)
Accrued salaries and benefits		253
Income taxes payable		962
Deferred revenue		1,667
Current liabilities		2,864
Total liabilities		**2,864**
EQUITY:		
Contributed capital		2,302
Retained earnings		68,740
Equity		**71,042**
Total liabilities and equity	**$**	**73,906**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE TRADE THE WORLD

ICE Data LP
Income Statement
Year Ended December 31, 2015
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	11,749
Revenue from affiliate, net		268
Operating revenues		**12,017**
OPERATING EXPENSES:		
Compensation and benefits		1,731
Rent and other occupancy		176
Technology and communication		110
Selling, general & administration		1,713
Operating expenses		**3,731**
Pre-tax net income		8,287
Income tax expense		3,576
Net income	$	**4,711**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ice TRADE THE WORLD®

ICE Execution Services LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,310
Due to Affiliates		3
Current assets		1,314
PROPERTY PLANT AND EQUIPMENT		
Property and equipment cost		13
Accumulated depreciation		(13)
Property and equipment, net		-
Total Assets	**$**	**1,314**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		-
EQUITY:		
Contributed Capital		759
Retained earnings		555
Equity		**1,314**
Total liabilities and equity	**$**	**1,314**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ice TRADE THE WORLD

ICE Execution Services LLC
Income Statement
Year Ended December 31, 2015
(Unaudited)
(In thousands)

Total revenue	0
OPERATING EXPENSES:	
Selling, general & administration	$ 8
Operating expenses	8
Net loss	$ (8)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Futures U.S. Inc.
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	41,077
Revenues from affiliates		96,769
Other revenues		4,367
Total revenues		142,213
Expenses:		
Compensation and benefits		14,762
Professional services		1,111
Technology and communication		1,190
Rent and occupancy		996
Selling, general and adminstrative		1,095
Depreciation and amortization		6,636
Service and license fees to affiliates		41,741
Operating expenses		67,531
Operating income		74,682
Other expenses, net		(350)
Other expense, net		(350)
Pre-tax net income		74,332
Income tax expense		26,858
Net income	$	47,474

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Futures U.S. Inc.
Balance Sheet
As of December 31, 2015
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	11,038
Restricted cash		31,040
Income tax receivable		57
Prepaid expenses and other current assets		124
Due from affiliates, net		16,573
Current assets		58,832
Property and equipment:		
Property and equipment cost		3,187
Accumulated depreciation		(2,717)
Property and equipment, net		470
Other non-current assets:		
Goodwill		890,573
Other intangibles assets, net		311,567
Other noncurrent assets		56,262
Other non-current assets		1,258,402
Total assets	$	1,317,704

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	9,862
Accrued salaries and benefits		2,464
Other current liabilities		727
Current portion of licensing agreement		19,248
Income tax payable - current		459
Deferred revenue		66
Current liabilities		32,826
Non-current liabilities:		
Deferred tax liabilities - noncurrent		78,398
Other noncurrent liabilities		27,547
Noncurrent portion of licensing agreement		14,159
Non-current liabilities		120,104
Total liabilities		152,930
Equity:		
Contributed capital		1,100,000
Retained earnings		64,774
Total equity		1,164,774
Total liabilities and equity	$	1,317,704

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

STATEMENTS OF INCOME
ICE Futures US Inc.
2015 YTD
USD Total

	DecTotal Year
Futures Transaction Revenue - Total	41,076,756
Credit Transaction Revenue	-
Equity Transaction Revenue	-
Other Transaction Revenue	-
Transaction Fees, Net	41,076,756
Market Data Fees	479,453
Listing Fees	-
Other Revenue	3,887,979
Intercompany Revenue	96,769,207
Total Revenue	142,213,395
Payroll Expense	6,724,153
Bonus	2,233,637
Taxes and Benefits	2,007,446
Compensation Board of Directors	223,369
Recruiting & Other Emp Exp	5,875
Non Cash Compensation Expense	3,567,675
Payroll - Non Cash Compensation	3,567,675
Compensation and Benefits	14,762,156
Consulting	398,643
Legal Expenses	712,247
Professional Services	1,110,890
Telecom	148,059
Hardware and Software Maintenance	36,278
License Expense Total	1,000,382
Materials and Supplies	5,735
Technology Expenses	1,190,453
Rent Expense Total	744,128
Other Occupancy Total	251,553
Rent and Other Occupancy	995,681
Travel and Entertain Exp	401,564
Marketing	4,116
Dues and Subscriptions	565,156
Bank Service Charges	58,885
Total Taxes and Fees	41,899
Other Operating Costs	23,006
Misc. Operating Costs	1,356
Office Materials and Supplies	21,651
Selling, General and Administration	1,094,626
Depreciation	222,765
Amortization Expense - Deal Related	2,600,803

Amortization Expense - Non-Deal Related	3,811,976
Amortization and Depreciation Expense	6,635,544
Intercompany Expense	41,741,485
Operating Expenses	67,530,836
Operating Income	74,682,560
Interest income	134,746
Interest Expense	(489,340)
Other Income, Net	3,823
Other Income (Expense)	(350;771)
Pre-Tax Net Income	74,331,788
Provision for Taxes	29,924,397
Deferred Tax Expense	(3,066,313)
Net Income	47,473,704
Minority Interest Income (Expense)	-
Net Income from Continued Operations	47,473,704
Discontinued Operations	-
Net Income Attributable to ICE	$47,473,704

Page 1 of 1
May 18, 2016 3:04 PM
/Entity Prompt
ICE Income Statement by Month - Latest Format

ICE TRADE THE WORLD

ONTINETALEXCHANGE, INC. AND SUBSI
CONSOLIDATED BALANCE SHEET

	Dec
CURRENT ASSETS:	
Cash and Cash Equivalents	$11,038,130
Cash - Clearing Member Deposits	-
Restricted Cash	31,040,000
Short-term Investments	-
Accounts Receivable, Net of Allowance	(4,194,472)
Deferred Tax Assets - Current	-
Prepaid Expenses and Other Current Assets	123,688
Current Income Tax Receivable	56,516
Current Assets	38,063,862
PLANT PROPERTY AND EQUIPMENT:	
Property and Equipment Cost	3,186,631
Accumulated Depreciation	(2,717,138)
Property and Equipment, Net	469,492
OTHER NONCURRENT ASSETS:	
Goodwill	890,572,785
Other intangibles, net	311,567,419
Deferred Income Tax Asset - Non Current	-
Long Term Investments	-
Investment in Subsidiary	56,192,204
Other Non Current Assets	-
Restricted Cash Long Term	70,051
Other Noncurrent Assets	1,258,402,460
Assets	1,296,935,815
LIABILITIES and SHAREHOLDERS EQUITY:	
CURRENT LIABILITIES:	
Accounts Payable and Accrued Liabilities	5,667,253
Accrued Salaries and Benefits	2,464,316
Other Current Liabilities	726,547
Intercompany	(16,573,115)
Deferred Income Tax Liability - Current	-
Income Tax Payable	458,805
Deferred Revenue	65,785
Long Term Debt - Current Portion	-
Current Portion of Licensing Agreement	19,248,389
SEC Fees Payable	-
Margin Deposits and Guaranty Funds	-
Current Liabilities	12,057,980

NONCURRENT LIABILITIES:	
Deferred Tax Liabilities - Non Current	78,397,772
Other Non Current Liabilities	27,546,744
Long Term Portion of NYS Grant	-
Notes Payable Long-term	-
Non Current Portion of Licensing Agreement	14,159,336
Accrued Employee Benefits - Long Term	-
Minority Interest	-
Deferred Revenue - Long Term	-
Non Current Liabilities	120,103,852
Liabilities	132,161,832
Noncontrolling Interest	-
SHAREHOLDERS EQUITY:	
Common stock, $0.01 par value	-
Treasury Stock, at Cost	-
Additional Paid-In Capital	16,482,097
Deferred Stock Compensation	-
Net Income	47,473,704
ICE US Retained Earnings	405,013,044
ICE UK Retained Earnings	-
Share Capital	-
Net Assets From Acquisition	1,099,633,863
Translation Eliminations (manual)	-
Equity Eliminations	-
Dividends Paid/Received	-
Dividends Paid/Received Intercompany	(400,000,000)
Current Year Dividends	(3,828,725)
Other Reserves - Restructuring	-
Accumulated Other Comprehensive Income	-
Shareholder's Equity	1,164,773,983
Noncontrolling Interest in Consolidated Subs	-
Total Liabilities and Shareholder's Equity	1,296,935,815

/Entity Prompt
ICE Balance Sheet by Month entity prompt
May 18, 2016 3:05 PM
Page 1 of 1

ice TRADE THE WORLD

ICE Markets, Inc.
Balance Sheet
As Of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates		14,923
Current assets		14,923
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		55
Accumulated depreciation		(54)
Property and equipment net		1
Total assets	$	**14,924**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	37
Accrued salaries and benefits		1,481
Income taxes payable		148
Other current liabilities		0
Current liabilities		1,666
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		149
Non-current liabilities		149
Total liabilities		**1,815**
EQUITY:		
Contributed Capital		8,927
Retained earnings		4,182
Equity		**13,109**
Total liabilities and equity	$	**14,924**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Markets, Inc.
Income Statement
Year Ended December 31, 2015
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue	$	12,015
Operating Revenues		**12,015**
OPERATING EXPENSES:		
Compensation and benefits		7,509
Professional services		463
Rent and occupancy		351
Technology and communication		15
Selling, general & administrative		398
Depreciation & amortization expense		3
Intercompany expense		2,641
Operating expenses		**11,380**
OTHER EXPENSE:		
Other expense		**0**
Pre-tax net income		635
Income tax expense		511
Net income	$	**124**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2015
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:		
Investment in affiliates		$ 8,536
	Other non-current assets	8,536
	Assets	$ 8,536
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		$ 8,583
	Current liabilities	8,583
EQUITY:		
Retained deficit		(46)
	Equity	(46)
	Total Liabilities and Equity	$ 8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain inforr normally included in financial statements prepared in accordance with accounting principles generally accepted in the United St America have been condensed or omitted. These financial statements do not include income taxes accounting and equity methc accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinenta Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accou principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Re Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE PROCESSING LLC
STATEMENT OF INCOME
Year Ended December 31, 2015
(Unaudited)
(In thousands)

Total revenue		-
Operating expenses		-
Operating income		-
Other income		-
Pre-tax net income		-
Income tax expense		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adj necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or o financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has be the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjun IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	11,764
Revenues from affiliates		13,132
Total revenues		24,896
Operating expenses:		
Compensation and benefits		2,532
Professional services		278
Rent and other occupancy		81
Technology		5
Selling, general & administration		334
Amortization and depreciation expense		153
Service and license fees to affiliate		1,844
Total operating expenses		5,227
Other income:		
Other income, net		4
Interest income from affiliates		47
Other Income		51
Net Income	$	19,720

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	13,695
Restricted cash		2,440
Accounts receivable, net of allowance		1,750
Prepaid expenses and other current assets		7
Current assets		17,892
Property and equipment:		
Property and equipment cost		637
Accumulated depreciation		(207)
Property and equipment, net		430
Total assets	$	18,322
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	88
Accrued salaries and benefits		507
Due to affiliate		673
Current liabilities		1,268
Non-current liabilities:		
Other Non Current Liabilities		459
Non-current liabilities		459
Total liabilities		1,727
EQUITY:		
Contributed capital		1,546
Retained earnings		15,049
Total equity		16,595
Total liabilities and equity	$	18,322

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE U.S. Holding Company GP, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(in thousands)

Non-current assets:	
Investment in affiliate	$ 15
Non-current assets	15
Total assets	15
Liabilities and Equity	
Equity:	
Retained earnings	15
Total equity	15
Total liabilities and equity	$ 15

ice TRADE THE WORLD

ICE U.S. Holding Company LP
Balance Sheet
As Of December 31, 2015
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	420
Income taxes receivable		940
Current assets		1,360
Investment in subsidiary		68,337
Total assets	$	69,697
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		(318)
Due to affiliate		4,107
Total liabilities	$	3,789
Equity:		
Contributed capital		35,629
Retained deficit		30,279
Total equity		65,908
Total liabilities and equity	$	69,697

ice TRADE THE WORLD™

ICE U.S. Holding Company LP
Income Statement
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Total revenues		-
Operating expenses:		
Selling, general & administration		24
Total operating expenses		24
Net Loss	$	24

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	6,526
Accounts receivable, net of allowance		15,275
Current income tax receivable		2
Due from affiliate		83,437
Current assets		105,241
Total assets	**$**	**105,241**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	19,257
Current liabilities		19,257
Total liabilities		**19,257**
EQUITY:		
Additional paid-in capital		193
Retained earnings		85,791
Equity		**85,984**
Total liabilities and equity	**$**	**105,241**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C information normally included in financial statements prepared in accordance with accounting principles generally accepted i United States of America have been condensed or omitted. These financial statements do not include income taxes accountir equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information require generally accepted accounting principles for complete financial statements. These financial statements should be read in con with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, whicl contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE US OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2015
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	20,523
Market data fees		62,401
Operating revenues		**82,924**
OPERATING EXPENSES:		
Selling, general & administration		87
Service & license fees to affiliates		55,639
Operating expenses		**55,726**
Operating income		**27,198**
OTHER INCOME:		
Other income		**89**
Net income	**$**	**27,287**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

IGLOO Holdings Corporation
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	-
Current assets		0
Other non-current assets:		
Deferred tax assets - noncurrent		49,632
Investment in subsidiary		962,696
Other non-current assets		1,012,328
Total assets	$	1,012,328

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		68
Due to affiliates, net		2,811
Current income tax payable		6,055
Current liabilities		8,934
Total liabilities		8,934
Equity:		
Contributed capital		1,009,552
Retained deficit		(6,158)
Total equity		1,003,394
Total liabilities and equity	$	1,012,328

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

ICE TRADE THE WORLD™

IGLOO Holdings Corporation
Statement of Income
As of December 31, 2015
(Unaudited)
(in thousands)

Total revenues	-
Expenses:	
Other Operating Expenses	40
Operating expenses	40
Operating loss	(40)
Other expenses, net	4,351
Pre-tax net loss	(4,391)
Income tax expense	1,767
Net loss	$ (6,158)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

ice TRADE THE WORLD

IGLOO Intermediate Corporation
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net	$	1,565
Current income tax receivable		6,055
Current assets		7,620
Other non-current assets:		
Deferred tax assets - noncurrent		5,557
Investment in subsidiary		945,633
Other non-current assets		951,190
Total assets	$	958,810
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Total liabilities		-
Equity:		
Contributed capital		958,747
Retained earnings		63
Total equity		958,810
Total liabilities and equity	$	958,810

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion

ice TRADE THE WORLD™

IGLOO Intermediate Corporation
Statement of Income
As of December 31, 2015
(Unaudited)
(in thousands)

Total revenues	-
Operating expenses	-
Operating income	-
Pre-tax net income	-
Income tax benefit	(63)
Net income	63

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

ice TRADE THE WORLD™

Interactive Data Corporation
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	(119)
Accounts receivable, net of allowance	5,416
Prepaid expenses and other current assets	135,222
Current income tax receivable	391
Current assets	140,910
Property and equipment:	
Property and equipment cost	251,402
Accumulated depreciation	(113,350)
Property and equipment, net	138,052
Other non-current assets:	
Goodwill	575,040
Other intangibles assets, net	8,294
Other noncurrent assets	511
Investment in subsidiary	708,343
Other non-current assets	1,292,188
Total assets	$ 1,571,150
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	12,537
Accrued salaries and benefits	15,906
Other current liabilities	4,584
Due to affiliates, net	1,528,994
Current liabilities	1,562,021
Non-current liabilities:	
Deferred tax liabilities - noncurrent	408,160
Other noncurrent liabilities	7,795
Non-current liabilities	415,955
Total liabilities	1,977,976
Equity:	
Contributed capital	(293,278)
Retained earnings	(113,548)
Total equity	(406,826)
Total liabilities and equity	$ 1,571,150

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

ice TRADE THE WORLD™

Interactive Data Corporation
Statement of Income
As of December 31, 2015
(Unaudited)
(in thousands)

Revenues:		
Revenues	$	2,308
Other revenues	$	81
Total revenues		2,389
Expenses:		
Compensation and benefits		6,171
Technology and communication		827
Professional services		818
Depreciation and amortization		1,432
Other operating expenses		86,283
Operating expenses		95,531
Operating loss		(93,142)
Other expenses, net		32,775
Pre-tax net loss		(125,917)
Income tax benefit		(12,369)
Net loss	$	(113,548)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

ice TRADE THE WORLD™

Interactive Data Online Properties. Inc.
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		40
Current assets		40
Property and equipment:		
Property and equipment cost		497
Accumulated depreciation		(497)
Property and equipment, net		-
Total assets	$	40
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		28
Accrued salaries and benefits		-
Other current liabilities		229
Current income tax payable		-
Current liabilities		257
Non-current liabilities:		
Deferred tax liabilities - noncurrent		-
Other noncurrent liabilities		-
Non-current liabilities		-
Total liabilities		257
Equity:		
Contributed capital		(374)
Retained earnings		157
Total equity		(217)
Total liabilities and equity	$	40

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

ice TRADE THE WORLD™

Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2015
(Unaudited)
(in thousands)

Revenues:		
Revenues	$	158
Other revenues		1
Total revenues		159
Expenses:		
Technology and communication		1
Other Operating Expenses		1
Operating expenses		2
Operating income		157
Other expenses, net		-
Pre-tax net income		157
Income tax expense		-
Net income	$	157

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta lExchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

ice TRADE THE WORLD

Interactive Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	5,214
Accounts receivable, net of allowance	91,381
Prepaid expenses and other current assets	5,980
Due from affiliates, net	1,402,743
Current assets	1,505,318
Property and equipment:	
Property and equipment cost	91,407
Accumulated depreciation	(64,274)
Property and equipment, net	27,133
Other non-current assets:	
Goodwill	612,065
Other intangibles assets, net	945,897
Other noncurrent assets	611
Other non-current assets	1,558,573
Total assets	$ 3,091,024
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	21,504
Accrued salaries and benefits	10,997
Other current liabilities	2,772
Current income tax payable	1
Current liabilities	35,274
Non-current liabilities:	
Deferred tax liabilities - noncurrent	-
Other noncurrent liabilities	2,576
Non-current liabilities	2,576
Total liabilities	37,850
Equity:	
Contributed capital	3,038,529
Retained earnings	14,645
Total equity	3,053,174
Total liabilities and equity	$ 3,091,024

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

ice TRADE THE WORLD™

Interactive Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2015
(Unaudited)
(in thousands)

Revenues:	
Revenues	27,018
Total revenues	27,018
Expenses:	
Compensation and benefits	4,739
Technology and communication	703
Professional services	311
Depreciation and amortization	2,603
Other Operating Expenses	4,016
Operating expenses	12,372
Operating income	14,646
Other expense (income), net	-
Pre-tax net income	14,646
Income tax expense	1
Net income	$ 14,645

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

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Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	2
Accounts receivable, net of allowance		65
Due from affiliates, net		2,798
Current assets		2,865
Total assets	$	2,865
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		4
Current liabilities		4
Total liabilities		4
Equity:		
Contributed capital		2,829
Retained earnings		32
Total equity		2,861
Total liabilities and equity	$	2,865

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

ICE TRADE THE WORLD™

Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2015
(Unaudited)
(in thousands)

Revenues:		
Revenues	$	32
Total revenues		32
Expenses:		
Other Operating Expenses		-
Operating expenses		-
Operating income		32
Pre-tax net income		32
Net income	$	32

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission. These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

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Interactive Data Real-Time Services. Inc
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		18,795
Prepaid expenses and other current assets		2,427
Current assets		21,222
Property and equipment:		
Property and equipment cost		59,094
Accumulated depreciation		(49,518)
Property and equipment, net		9,576
Other non-current assets:		
Goodwill		18,084
Other intangibles assets, net		12,063
Other noncurrent assets		1,612
Other non-current assets		31,759
Total assets	$	62,557

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		6,622
Accrued salaries and benefits		3,550
Other current liabilities		1,245
Due to affiliates, net		213,562
Current liabilities		224,979
Non-current liabilities:		
Other noncurrent liabilities		2,683
Non-current liabilities		2,683
Total liabilities		227,662
Equity:		
Contributed capital		(165,972)
Retained earnings		867
Total equity		(165,105)
Total liabilities and equity	$	62,557

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

ICE TRADE THE WORLD™

Interactive Data Real-Time Services. Inc
Statement of Income
As of December 31, 2015
(Unaudited)
(in thousands)

Revenues:		
Revenues	$	4,800
Total revenues		4,800
Expenses:		
Compensation and benefits		1,998
Technology and communication		1,011
Professional services		196
Depreciation and amortization		282
Other Operating Expenses		420
Operating expenses		3,907
Operating income		893
Other income, net		2
Pre-tax net income		895
Income tax expense		28
Net income	$	867

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

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INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(857)
Restricted cash		43,750
Accounts receivable, net of allowance		3,774
Deferred tax assets - current		43,094
Prepaid expenses and other current assets		24,583
Current income tax receivable		56,170
Current assets		170,514
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		499,612
Accumulated depreciation		(278,320)
Property and equipment, net		221,292
OTHER NON-CURRENT ASSETS:		
Goodwill		87,773
Other intangibles, net		16,204
Investment in affiliates		125,530
Long-term restricted cash and investments		10,005
Other non-current assets		8,307
Other non-current assets		247,819
Assets		639,625
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		46,257
Accrued salaries and benefits		37,727
Other current liabilities		50,082
Deferred revenue		1,000
Due to affiliates		1,289,778
Current liabilities		1,424,844
NON-CURRENT LIABILITIES:		
Other non-current liabilities		36,596
Non-current liabilities		36,596
Liabilities		1,461,440
Noncontrolling interest		100,005
SHAREHOLDERS EQUITY:		
Contributed capital		(976,415)
Retained deficit		39,659
Accumulated other comprehensive income		14,936
Equity		(921,820)
Total liabilities and equity	$	639,625

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2015
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	14,850
Data services fees, net		11,200
Other revenues		2,967
Affiliate revenue		349,387
Total revenue		**378,404**
Compensation and benefits		163,826
Professional services		21,953
Acquisition-related transaction and integration costs		37,752
Technology and communication		56,829
Rent and occupancy		2,567
Selling, general and administrative		22,292
Depreciation and amortization		73,256
Affiliate expense		6,297
Operating expenses		**384,772**
Operating loss		**(6,368)**
Interest income		1
Affiliate interest income		1,047
Other expense, net		(306)
Other income, net		**742**
Pre-tax net loss		**(5,626)**
Income tax expense		**334**
Net loss		**(5,292)**
Net loss from continuing operations attributable to non-controlling interest		**(15,646)**
Net loss attributable to ICE	**$**	**(20,938)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Intercontinental Exchange International , LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ice TRADE THE WOR

INTERCONTINETAL EXCHANGE, INC
BALANCE SHEET
As of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	903
Restricted cash		5,000
Prepaid expenses and other current assets		96
Income taxes receivable		76,327
Current assets		82,326
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		15,314,187
Other non-current assets		20,042
Other non-current assets		15,334,229
Assets	$	15,416,555
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	25,452
Accrued salaries and benefits		5,265
Long term debt - current portion		2,591,083
Due to affiliates		1,173,435
Other current liabilities		5,000
Current liabilities		3,800,235
NONCURRENT LIABILITIES:		
Notes payable long-term		3,865,216
Deferred taxes payable - non-current		30,884
Non-current liabilities		3,896,100
Liabilities		7,696,335
EQUITY:		
Common stock, $0.01 par value		1,255
Treasury stock, at cost		(1,447,499)
Additional paid-in capital		11,958,542
Retained deficit		(762,922)
Accumulated other comprehensive income		(2,029,156)
Equity		7,720,220
Total liabilities and equity	$	15,416,555

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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INTERCONTINETAL EXCHANGE, INC
STATEMENT OF INCOME
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Total Revenue	$ -
Compensation and benefits	1,218
Professional services	(1)
Acquisition-related transaction and integration costs	12,117
Selling, general and administrative	760
Operating expenses	**14,094**
Operating loss	**(14,094)**
Interest income	72
Affiliate interest expense	(5,491)
Interest expense	(70,475)
Other income, net	32,097
Other expense	**(43,797)**
Pre-tax net loss	**(57,891)**
Income tax benefit	(25,375)
Net loss	**$ (32,516)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Governance Services, Corporate Board Member, LLC.
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,383
Accounts receivable, net of allowance		728
Prepaid expenses and other current assets		9
Current Assets		2,120
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		231
Accumulated depreciation		(25)
Property and equipment, net		206
OTHER NON-CURRENT ASSETS:		
Goodwill		2,625
Deferred income tax asset		530
Other non-current assets		3,154
Total assets	$	5,481
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	364
Accrued salaries and benefits		289
Income tax payable		18
Deferred revenue		802
Due to affiliates		9,454
Current liabilities		10,928
NON-CURRENT LIABILITIES:		
Other non-current liabilities		2
Non-current liabilities		2
Liabilities		10,930
SHAREHOLDER'S EQUITY:		
Contributed Capital		(5,575)
Retained earnings		127
Total shareholder's equity		(5,449)
Total liabilities and shareholder's equity	$	5,481

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Governance Services, Corporate Board Member, LLC.
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

REVENUES:		
Listing fees	$	4,728
Total revenue		4,728
OPERATING EXPENSES:		
Compensation and benefits		2,015
Professional services		166
Acquisition-related transaction and integration costs		307
Technology and communication		221
Rent and occupancy		186
Selling, general and administrative		1,590
Amortization and depreciation		25
Operating expenses		4,510
Operating Income		217
Pre-tax net income		217
Income tax expense		99
Net income	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Goverance Services, Inc.
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Revenues:	
Listing Fees	$ 20,273
Total revenue	20,273
Expenses:	
Acquisition-related transaction and integration costs	2,367
Compensation and benefits	15,130
Technology and communications	2,746
Professional services	2,239
Depreciation and amortization expense	941
Rent and occupancy	686
Selling, general and administrative	361
Operating expenses	24,470
Operating loss	(4,197)
Interest expense, affiliates	(55)
Interest expense	(10)
Other Income (Expense)	(65)
Pre-tax net loss	(4,262)
Income tax benefit	(1,485)
Net loss	$ (2,777)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Goverance Services, Inc.
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,385
Accounts receivable, net of allowance		4,648
Prepaid expenses and other current assets		355
Income tax receivable		417
Current assets		6,805
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		3,531
Accumulated depreciation		(1,862)
Property and equipment, net		1,669
OTHER NONCURRENT ASSETS:		
Goodwill		18,960
Other non-current assets		25
Deferred tax assets - noncurrent		744
Other non-current assets		19,729
Assets	$	28,203
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	322
Accrued salaries and benefits		2,667
Due to affiliates		16,209
Deferred revenue		6,612
Current liabilities		25,810
Liabilities		25,810
EQUITY:		
Contributed capital		7,858
Retained deficit		(5,465)
Total equity		2,393
Total liabilities and equity	$	28,203

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	712
Accounts receivable, net		167
Income tax receivable		377
Current assets		1,256
OTHER NON-CURRENT ASSETS:		
Goodwill		396,720
Deferred tax asset - non-current		15,990
Other non-current assets		412,710
Total assets	$	413,966
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	5,266
Other current liabilities		10,588
Due to affiliates		133,115
Income tax payables		1,477
Current liabilities		150,446
NON-CURRENT LIABILITIES:		
Other non-current liabilities		29,294
Non-current liabilities		29,294
Total liabilities		179,740
EQUITY:		
Contributed capital		238,948
Retained deficit		(4,722)
Total equity		234,226
Total liabilities and equity	$	413,966

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Revenue:	
Intercompany revenue	466
Total Revenue	466
Expenses:	
Compensation and benefits	(285)
Professional services	(1,804)
Acquisition-related transaction and integration costs	(185)
Selling, general, and administrative	323
Intercompany expenses	1,147
Operating expenses	(804)
Operating income	1,270
Interest income, net	367
Other expense, net	(999)
Other expense, net	(632)
Pre-tax net income	638
Income tax benefit	(20,643)
Net income	$ 21,281

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	449
Due from affiliates		2,667,240
Current assets		2,667,689
OTHER NON-CURRENT ASSETS:		
Goodwill		(262,323)
Other non-current assets		10,000
Deferred tax assets - non-current		41,869
Other non-current assets		(210,454)
Assets	$	2,457,235
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	4,014
Income taxes payable		7,955
Current Liabilities		11,969
NON-CURRENT LIABILITIES:		
Notes payable - non-current		852,002
Non-current liabilities		852,002
Liabilities		863,971
EQUITY:		
Contributed Capital		1,666,898
Retained defecit		(73,634)
Total equity		1,593,264
Total liabilities and equity	$	2,457,235

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Professional services	77
Technology and communication	53
Selling, general and administrative	(1)
Intercompany Expense	46
Operating expenses	175
Operating loss	(175)
Interest income	4,170
Interest income from affiliates	35,722
Interest expense	(20,953)
Other expense, net	(43,414)
Other expense, net	(24,475)
Pre-tax net loss	(24,650)
Income tax benefit	(11,569)
Net loss	$ (13,081)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Due from affiliates	$ 662
Current assets	662
Assets	$ 662
LIABILITIES AND EQUITY:	
EQUITY:	
Retained deficit	(3,132)
Contributed capital	3,869
Accumulated other comprehensive income	(75)
Total equity	662
Total liabilities and equity	$ 662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due from affiliate	$ 1
Current liabilities	1
Liabilities	1
EQUITY:	
Retained deficit	(1)
Total equity	(1)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	98
Current assets		98
NON-CURRENT ASSETS:		
Deferred tax asset - non-current		88
Other non-current assets		88
Total assets	$	186
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due from affiliate	$	25,833
Current liabilities		25,833
NON-CURRENT LIABILITIES:		
Other non-current liabilities		30
Non-current liabilities		30
Total liabilities		25,863
EQUITY:		
Contributed capital		(23,808)
Retained deficit		(1,869)
Total equity		(25,677)
Total liabilities and equity	$	186

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Professional services	17
Selling, general and administrative	2
Depreciation and amortization	75
Operating expenses	94
Pre-tax net loss	(94)
Income tax benefit	(120)
Net income	$ 26

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Repor on Form 10-K previously filed with the Securities and Exchange Commission.

Wall and Broad Insurance Company
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	8,955
Accounts receivable, net		1
Prepaid expenses and other current assets		648
Due from affiliates		45
Total current assets		9,649
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		198
Total non-current assets		198
Total assets	$	9,847
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	3,489
Income tax payable		296
Deferred revenue		1,081
Current Liabilities		4,866
Total Liabilities		4,866
EQUITY:		
Contributed capital		4,140
Retained earnings		841
Total equity		4,981
Total liabilities and equity	$	9,847

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wall and Broad Insurance Company
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Compensation and benefits	622
Professional services	112
Selling, general and administrative	(1,561)
Operating Expenses	(827)
Operating Income	827
Interest income	8
Other Income	8
Pre-tax net income	835
Income tax expense	292
Net income	$ 543

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in t United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior

ice TRADE THE WORLD

onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:	
Other assets	$ 1
Total Assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Pit Trader, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

E WORLD

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2015
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	1
Current income tax receivable		2
Due from affiliates, net		5,173
ent assets		5,175
l assets		5,175
Additional paid-in capital		3,495
Retained earnings		507
Contributed capital		1,173
ity		5,175
l equity	$	5,175

n of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been r omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at 1, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that s not include all of the information required by generally accepted accounting principles for complete financial statements. These tements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange

ice TRADE THE WORLD

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2015
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Intercompany interest income		49
Pre-tax net income		49
Income tax expense		-
Net income	$	49

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2015
(Unaudited)

CURRENT ASSETS:		
Current income tax receivable	$	4
Current assets		4
OTHER NON-CURRENT ASSETS:		
Deferred tax receivable- noncurrent		17
Investment in affiliates		1,989
Other non-current assets		2,006
Assets		2,010
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		1,668
Current liabilities		1,668
EQUITY:		
Retained earnings		342
Equity		342
Total liabilities and equity	$	2,010

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2015
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		(20)
Net income	$	20

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SuperDerivatives, Inc.
Balance Sheet
As of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12,592
Restricted cash		151
Accounts receivable, net of allowance		15,132
Prepaid expenses and other current assets		4,503
Income tax receivable		10,391
Current assets		**42,769**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		12,830
Accumulated depreciation		(3,314)
Property and equipment, net		**9,516**
OTHER NON-CURRENT ASSETS:		
Goodwill		306,140
Other intangibles, net		47,573
Other non-current assets		6,439
Deferred tax asset- non-current		5,592
Other non-current assets		**365,744**
Total assets	**$**	**418,029**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	692
Accrued salaries and benefits		6,780
Other current liabilities		2,720
Due to affiliate		4,290
Deferred revenue, current		32,872
Current liabilities		**47,354**
NON-CURRENT LIABILITIES:		
Deferred tax liability- non-current		3,520
Other non-current liabilities		9,652
Non-current liabilities		**13,172**
Total liabilities		**60,526**
EQUITY:		
Additional paid-in-capital		1,530
Additional paid-in-capital		(2,006)
Net assets from acquisition		357,979
Total equity		**357,503**
Total Liabilities and equity	**$**	**418,029**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SuperDerivatives, Inc.
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Data services fees, net	$	58,202
Affiliate revenue		3
Total revenue		**58,205**
Compensation and benefits		27,519
Professional services		2,186
Technology and communication		10,864
Rent and occupancy		3,225
Selling, general and administrative		2,094
Depreciation and amortization		14,684
Intercompany related expense		892
Operating expenses		**61,464**
Operating loss		**(3,259)**
Other expense, net		(388)
Other expense, net		**(388)**
Pre-tax net loss		**(3,647)**
Income tax benefit		(3,321)

ICE TRADE THE WORLD™

ICE Swap Trade LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,696
Restricted cash		1,131
Accounts receivable, net of allowance		43
Prepaid Expenses and Other Current Assets		2
Due from affiliate		6,515
Current assets		9,388
Total assets	**$**	**9,388**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	13
Current liabilities		13
EQUITY:		
Contributed capital		9,200
Retained earnings		175
Equity		**9,375**
Total liabilities and equity	**$**	**9,388**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of noı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all (information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2015
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	3,155
Operating revenues		3,155
OPERATING EXPENSES:		
Compensation and benefits		30
Professional services		14
Technology Expenses		115
Rent and occupancy		73
Selling, general & administrative		(26)
Service and license fees to affiliate		2,014
Operating expenses		**2,220**
Operating income		**935**
Other expense		**67**
Net income	**$**	**868**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY NYSE ARCA, INC.

The Clearing Corporation
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,384
Cash - clearing member deposits		1,531
Restricted cash		130
Prepaid expenses and other current assets		33
Due from affiliates, net		1,106
Current Assets		5,183
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		5,074
Accumulated depreciation		(5,073)
Property and Equipment, Net		1
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other intangibles assets, net		5,576
Deferred tax assets		4,449
Other non-current assets		32,540
Assets	$	37,724
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	42
Accrued salaries and benefits		600
Margin deposits and guaranty funds		1,531
Deferred revenue and other current liabilities		67
Current liabilities		2,239
Other non-current Liabilities		49
Liabilities		2,288
EQUITY:		
Contributed capital		88,874
Retained deficit		(53,438)
Total Equity		35,436
Total Liabilities and Equity	$	37,724

The Clearing Corporation
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

›nue	$	200
venue		14,725
ue		14,925
tion and benefits		3,841
al services		20
y and communication		507
›ccupancy		281
neral and administrative		176
on and amortization		2,671
›s to affiliates		472
xpenses		7,968
ıcome		6,958
come		1
ıe		1
income		6,959
ĸ expense		6,760
	$	199

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Income tax recievable	$	218
Due from affiliate		5,884
Current assets		6,102
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		1,114
Goodwill		8,744
Other non-current assets		9,858
Total assets	$	**15,960**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		5,080
Equity		**15,960**
Total liability and equity	$	**15,960**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the tates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of tinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by accepted accounting principles for complete financial statements. These financial statements should be read in ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, ich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2015
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Selling, general & administration	$	1
Amortization & depreciation expense		350
Operating expenses		**351**
Pre-tax net loss		(351)
Income tax benefit		(1,364)
Net Income	**$**	**1,013**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2015
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	(2)
Accounts receivable, net of allowance		26
Income Tax Receivable		22
Current assets		46
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		4,163
Accumulated depreciation		(3,088)
Property and equipment net		1,075
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		5
Other non-current assets		173
Total assets	$	1,294
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	56
Accrued salaries and benefits		498
Due to affiliates		15,275
Current liabilities		15,829
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		218
Other noncurrent liabilities		14
NonCurrent Liabilities		232
Total liabilities		16,061
EQUITY:		
Additional paid-in capital		4,254
Net deficit		(19,021)
Equity		(14,767)
Total liabilities and equity	$	1,294

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2015
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	304
Operating revenues		**304**
OPERATING EXPENSES:		
Compensation and benefits		2,062
Professional services		88
Rent and other occupancy		64
Technology and communcations		304
Selling, general & administration		12
Amortization & depreciation expense		772
Service & license fees to affiliates		363
Operating expenses		**3,665**
Operating loss		**(3,361)**
Income tax expense		**6**
Net loss	**$**	**(3,367)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Trayport, Inc.
BALANCE SHEET
As of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	167
Prepaid expenses and other current assets		8
Due from affiliates, net		738
Income tax receivable		4
Current assets		917
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		46
Accumulated depreciation		(35)
Property and equipment, net		11
OTHER NON-CURRENT ASSETS:		
Goodwill		207
Other non-current assets		207
Assets		1,135
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		16
Accrued salaries and benefits		60
Current liabilities		76
Liabilities		76
EQUITY:		
Contributed capital		988
Retained deficit		71
Equity		1,059
Total liabilities and equity	$	1,135

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Trayport, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2015
(Unaudited)
(In thousands)

Affiliate revenue	$ 79
Total revenue	79
Compensation and benefits	63
Professional services	1
Technology and communications	2
Selling, general & administration	6
Operating expenses	72
Operating loss	7
Other expense, net	(17)
Other expense, net	(17)
Pre-tax net loss	(10)
Income tax benefit	(4)
Net loss	$ (6)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,038)
Property and equipment net		22
Total assets	**$**	**22**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**
EQUITY:		
Contributed capital		1,658
Retained deficit		(3,636)
Equity		**(1,977)**
Total liabilities and equity	**$**	**22**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the auditec financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemer should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

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Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2015
(Unaudited)
(In thousands)

Total Revenue	$	-
OPERATING EXPENSES:		
Amortization & depreciation expense	$	194
Operating expenses		**194**
Net loss	**$**	**(194)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

True Office
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	229
Accounts receivable, net of allowance		399
Prepaid expenses and other current assets		60
Income tax receivable		262
Current assets		**950**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		89
Accumulated depreciation		(2.00)
Property and equipment, net		**87**
OTHER NON-CURRENT ASSETS:		
Goodwill		13,030
Other intangibles, net		1,969
Deferred tax assets- non-current		2,568
Other non-current assets		**17,567**
Total assets	$	**18,604**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	111
Accrued salaries and benefits		979
Due to affiliates		1,856
Deferred revenue		166
Current liabilities		**3,112**
Total liabilities		**3,112**
EQUITY:		
Retained earnings		(2,541)
Contributed capital		18,033
Total equity		**15,492**
Total Liabilities and equity	$	**18,604**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

True Office
Statement of Income
Year Ended December 31, 2015
(Unaudited)
(in thousands)

Listing Fees	$	1,266
Total revenue		**1,266**
Compensation and benefits		3,498
Professional services		681
Acquisition-related transaction and integration costs		7
Technology and communication		204
Rent and occupancy		133
Selling, general and administrative		14
Depreciation and amortization		457
Operating expenses		**4,994**
Operating loss		**(3,728)**
Other expense, net		(24)
Other expense		**(24)**
Pre-tax net loss		**(3,752)**
Income tax benefit		**(1,460)**

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When-Tech LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,091
Accounts receivable, net of allowance		905
Current Assets		1,996
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		4,748
Accumulated Depreciation		(2,290)
Property and Equipment Net		2,458
OTHER NONCURRENT ASSETS		
Goodwill		16,237
Other Intangibles, net		1,133
Other Noncurrent Assets		17,370
Total Assets	$	21,824
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	133
Accrued salaries and benefits		721
Due to affiliate		2,048
Deferred revenue		299
Current Liabilities		3,201
Total Liabilities		**3,201**
EQUITY:		
Contributed capital		22,161
Retained deficit		(3,538)
Member equity		**18,623**
Total liabilities and equity	$	21,824

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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When-Tech LLC
Income Statement
Year Ended December 31, 2015
(Unaudited)
(in thousands)

REVENUES:		
Market data fees, revenue	$	5,855
Other revenue		4
Operating revenues		**5,859**
OPERATING EXPENSES:		
Compensation and benefits		2,869
Professional services		23
Rent and occupancy		352
Technology and communication		840
Selling, general and administrative		157
Depreciation and amortization		2,096
Service and license fees to affiliate		556
Operating Expenses		**6,893**
Net loss	**$**	**(1,034)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Yellow Jacket
Balance Sheet
As Of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash & Equivalents		(4)
Accounts receivable, net of allowance	$	935
Deferred tax assets - current		656
Prepaid expenses and other current assets		136
Current assets		1,723
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		22,829
Accumulated depreciation		(15,913)
Property and equipment net		6,916
OTHER NONCURRENT ASSETS		
Goodwill		62,065
Other intangibles, net		3,427
Other noncurrent assets		-
Other noncurrent assets		65,493
Total assets	$	74,132
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	30
Accrued salaries and benefits		1,501
Deferred revenue		952
Due to affiliate		36,955
Current liabilities		39,439
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		3,473
Noncurrent liabilities		3,473
Total liabilities		42,912
MEMBER EQUITY:		
Member capital		55,107
Additional paid-in capital		6,143
Retained Earnings		(30,030)
Member equity		31,220
Total liabilities and member equity	$	74,132

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norma recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cer information normally included in financial statements prepared in accordance with accounting principles generally accepted in United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Yellow Jacket
Income Statement
As Of December 31, 2015
(Unaudited)
(In thousands)

REVENUES:		
Data service fees	$	3,639
Operating revenues		**3,639**
OPERATING EXPENSES:		
Compensation and benefits		3,618
Professional services		52
Rent and other occupancy		1,370
Technology and communication		428
Selling, general & administration		315
Amortization & depreciation expense		4,137
Service & license fees to affiliates		1,805
Operating expenses		**11,724**
Pre-tax loss		(8,085)
Income tax benefit		(3,020)
Net loss	$	(5,065)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	534
Current assets		534
OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	**$**	**4,768**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	5,212
Current liabilities		5,212
Total liabilities		**5,212**
EQUITY:		
Retained deficit		(444)
Equity		**(444)**
Total liabilities and equity	**$**	**4,768**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrin adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Excha Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 1 previously filed with the Securities and Exchange Commission.

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Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2015
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Selling, general & administration	$	8
Operating expenses		**8**
Net loss	**$**	**(8)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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BondEdge Solutions LLC
Balance Sheet
As of December 31, 2015
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	5,113
Prepaid expenses and other current assets	263
Due from affiliates, net	295,379
Current assets	300,755
Property and equipment:	
Property and equipment cost	15,570
Accumulated depreciation	(8,691)
Property and equipment, net	6,879
Other non-current assets:	
Goodwill	33,944
Other intangibles assets, net	35,989
Other noncurrent assets	162
Other non-current assets	70,095
Total assets	$ 377,729

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	468
Accrued salaries and benefits	2,194
Other current liabilities	1,263
Current liabilities	3,925
Non-current liabilities:	
Other noncurrent liabilities	93
Non-current liabilities	93
Total liabilities	4,018
Equity:	
Contributed capital	372,903
Retained earnings	808
Total equity	373,711
Total liabilities and equity	$ 377,729

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

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BondEdge Solutions LLC
Statement of Income
As of December 31, 2015
(Unaudited)
(in thousands)

Revenues:		
Revenues	$	1,944
Other revenues		-
Total revenues		1,944
Expenses:		
Compensation and benefits		567
Technology and communication		63
Professional services		29
Depreciation and amortization		335
Other Operating Expenses		142
Operating expenses		1,136
Operating income		808
Other expenses, net		-
Pre-tax net income		808
Income tax expense		-
Net income	$	808

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
These financial statements do not contain push-down accounting and certain purchase accounting entries that were recorded in fiscal year 2016.
IDC and its subsidiaries were acquired by ICE in December 2015, as such the P&L represents the portion only after the acquisition date.

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BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(In thousands)

Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	-
Current liabilities		-
Total liabilities		-
EQUITY:		
Member capital		2,469
Retained earnings		(2,469)
Equity		-
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2015
(Unaudited)
(In thousands)

OTHER EXPENSE:		
Other expense		(222)
Other expense		**(222)**
Net loss	**$**	**(222)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chatham Energy LLC
Balance Sheet
Year Ended December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	21,587
Current assets		21,587
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		59
Accumulated depreciation		(43)
Property and equipment net		16
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other intangibles, net		6,480
Other non-current assets		11,882
Total assets	**$**	**33,484**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	8
Accrued salaries and benefits		171
Current liabilities		179
Total liabilities		**179**
EQUITY:		
Contributed Capital		29,094
Retained Earnings		4,212
Equity		**33,305**
Total liabilities and equity	**$**	**33,484**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Chatham Energy LLC
Income Statement
Year Ended December 31, 2015
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	3,712
Operating revenues		**3,712**
OPERATING EXPENSES:		
Compensation and benefits		1,459
Professional services		10
Rent and occupancy		148
Technology and communication		109
Selling, general and administrative		53
Depreciation and amortization expense		1,370
Intercompany affiliate expense		303
Operating expenses		**3,453**
Net income	**$**	**259**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2015
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	649
Due from affiliates		5,733
Current assets		6,382
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		24,495
Other non-current assets		24,495
Total assets	$	30,877
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	38
Accrued salaries and benefits		87
Income taxes payable		838
Current liabilities		963
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		15,930
Non-current liabilities		15,930
Total liabilities		16,893
EQUITY:		
Additional paid-in capital		1,950
Retained deficit		6,042
Accumulated other comprehensive income		5,992
Equity		13,984
Total liabilities and equity	$	30,877

f management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring ecessary to fairly present our financial position and results of operations for the period presented. Certain information ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of een condensed or omitted. These financial statements do not include income taxes accounting and equity method balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, te parent company) at that date but does not include all of the information required by generally accepted accounting mplete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange ncial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on iously filed with the Securities and Exchange Commission.

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Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2015
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Compensation and benefits		463
Professional services		71
Rent and other occupancy		16
Technology and communication		0
Selling, general & administration		63
Operating expenses		**613**
Operating loss		**(613)**
OTHER EXPENSE:		
Other expense		**0**
Pre-tax net loss		(613)
Income tax expense		612
Net loss	$	**(1,225)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2015
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	935
Current assets		935
OTHER NON-CURRENT ASSETS		
Other non-current assets		2,529
Other non-current assets		2,529
Total Assets	$	**3,464**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	9,771
Current liabilities		9,771
Total liabilities		**9,771**
EQUITY:		
Retained deficit		(6,307)
Member Equity		**(6,307)**
Total Liabilities and Member Equity	$	**3,464**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2015
(Unaudited)
(in thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Depositary, Inc. (dormant)
Balance Sheet
As Of December 31, 2015
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2015, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.